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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of     February 2005
Commission File Number    0-13942

                            MAGNA INTERNATIONAL INC.
             (Exact name of Registrant as specified in its Charter)

                337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                        Form 20-F / /  Form 40 F /X/

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes / /        No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      MAGNA INTERNATIONAL INC.
                                      (Registrant)

                                      By:   /s/J. Brian Colburn
Date:  February 28, 2005.                  J. Brian Colburn
                                      Executive Vice-President, Special
                                      Projects and Secretary

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                                    EXHIBITS

Exhibit 99.1
Joint press release issued February 28, 2005 in which the Registrant and Decoma International Inc. announced that Decoma's shareholders have approved the previously announced plan of arrangement by which Magna will acquire all of the outstanding Class A Subordinate Voting Shares of Tesma not owned by Magna. Subject to obtaining court approval, the privatization transaction is expected to become effective on March 6, 2005.

Exhibit 99.2
Press release issued February 28, 2005 in which the Registrant announced its unaudited consolidated financial results for the three months and year ended December 31, 2004, published its Management's Discussion and Analysis for 2004, updated its 2005 guidance and declared its quarterly dividend in the amount of U.S.$0.38 per Class A Subordinate Voting Share and Class B Share.

Exhibit 99.3
Notice of Record and Meeting Dates of Annual Meeting of Shareholders of the Registrant filed on February 28, 2005 with CDS, Inc. and with the Canadian provincial securities commissions via SEDAR.

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